EXHIBIT 6.1

Grupo TMM and Subsidiaries

Computation of Earnings per Share (IFRS)

	December 31,
(In thousands dollars except ratio data)	2011	2010	2009	2008	2007
Shares at the end of period	102,182,841	101,994,641	102,024,441	55,227,037	56,933,137
Yearly weighted average shares	102,176,138	102,006,730	56,893,794	56,189,025	56,962,233

Net Income (Loss) from continuing operations	16,222	(78,916)	(95,670)	75,440	(28,349)

Net (Loss) from discontinued operations	—	—	—	—	(38,563)
Net Income (Loss) for the year Attributable to Stockholders of Grupo TMM, S.A.B.	15,213	(80,563)	(97,050)	74,933	(67,072)
Earnings (Loss) per share from continuing operations	0.159	(0.774)	(1.682)	1.343	(0.498)

Loss per share from discontinued operations	—	—	—	—	(0.677)
Earnings (Loss) per share Attributable to Stockholders of Grupo TMM, S.A.B.	0.149	(0.790)	(1.706)	1.334	(1.177)